Exhibit 99
Risk Factors included in Item 1 A of our Annual Report on Form 10-K for the year ended December 31, 2008, as supplemented by Part II, Item 1A of our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2009 and through updating of various statistical and other information.
We may not be able to execute our plan to write new insurance in an MGIC subsidiary.
     In July 2009, the OCI allowed a plan for us to write new mortgage insurance in MGIC Indemnity Corporation (“MIC”), a wholly owned subsidiary of MGIC. This plan is driven by our concern that in the future MGIC will not meet regulatory capital requirements to write new business.
     Before MIC can begin writing new business, the OCI must also specifically authorize MIC to do so. In addition, each state must approve MIC to write mortgage guaranty policies. As a practical matter, MIC’s ability to write mortgage insurance depends on being approved as an eligible mortgage insurer by the GSEs. We cannot predict whether we will be successful in obtaining such approvals (in this regard, Fannie Mae’s Form 10-Q filing made on August 6, 2009 says, “As of August 5, 2009, we have not approved MIC as a qualified mortgage insurer, but we remain in discussions with MGIC. Any capital contribution by MGIC to a subsidiary would result in less liquidity available to MGIC to pay claims on its existing book of business, resulting in an increased risk that MGIC might not pay its claims in full in the future.”) or for MGIC to implement any alternative structure that would enable MGIC to continue to write new mortgage insurance if in the future MGIC did not meet regulatory capital requirements to continue to write new business. Even if such approvals are obtained, we cannot predict the conditions on which they may be given. In addition, the authorization of the OCI will be needed for any changes regarding MIC. Any capital relief that could be made available through TARP or other external sources could dilute substantially the interest of existing shareholders and could also have additional costs. We cannot predict whether any source of external capital will be available to us.

the holders of our convertible debentures convert their debentures into shares of our common stock.”
Changes in the business practices of the GSEs could reduce our revenues or increase our losses.
     The majority of our insurance written is for loans sold to Fannie Mae and Freddie Mac. As a result, the business practices of the GSEs affect the entire relationship between them and mortgage insurers and include:
•	the level of private mortgage insurance coverage, subject to the limitations of the GSEs’ charters (which may be changed by federal legislation) when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,

•	the amount of loan level delivery fees (which result in higher costs to borrowers) that the GSEs assess on loans that require mortgage insurance,

•	whether the GSEs influence the mortgage lender’s selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,

•	the underwriting standards that determine what loans are eligible for purchase by the GSEs, which can affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,

•	the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law, and

•	the programs established by the GSEs intended to avoid or mitigate loss on insured mortgages and the circumstances in which mortgage servicers must implement such programs.
     In September 2008, the Federal Housing Finance Agency (“FHFA”) was appointed as the conservator of the GSEs. As their conservator, FHFA controls and directs the operations of the GSEs. The appointment of FHFA as conservator, the increasing role that the federal government has assumed in the residential mortgage market, our industry’s inability, due to capital constraints, to write sufficient business to meet the needs of the GSEs or other factors may increase the likelihood that the business practices of the GSEs change in ways that may have a material adverse effect on us. In addition, these factors may increase the likelihood that the charters of the GSEs are changed by new federal legislation. Such changes may allow the GSEs to reduce or eliminate the level of private mortgage insurance coverage that they use as credit enhancement.
     In addition, both of the GSEs have policies which provide guidelines on terms under which they can conduct business with mortgage insurers with financial strength ratings below Aa3/AA-. For information about how these policies could affect us, see the risk factor titled “MGIC may not continue to meet the GSEs’ mortgage insurer eligibility requirements.”
A downturn in the domestic economy or a decline in the value of borrowers’ homes from their value at the time their loans closed may result in more homeowners defaulting and our losses increasing.

     Losses result from events that reduce a borrower’s ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. In general, favorable economic conditions reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values, which in turn can influence the willingness of borrowers with sufficient resources to make mortgage payments to do so when the mortgage balance exceeds the value of the home. Housing values may decline even absent a deterioration in economic conditions due to declines in demand for homes, which in turn may result from changes in buyers’ perceptions of the potential for future appreciation, restrictions on mortgage credit due to more stringent underwriting standards, liquidity issues affecting lenders or other factors. The residential mortgage market in the United States has for some time experienced a variety of worsening economic conditions and housing values continue to decline. The recession that began in December 2007, which has been exacerbated by the credit crisis that began in September 2008, may result in further deterioration in home values and employment.
The mix of business we write also affects the likelihood of losses occurring.
     Even when housing values are stable or rising, certain types of mortgages have higher probabilities of claims. These segments include loans with loan-to-value ratios over 95% (including loans with 100% loan-to-value ratios or in certain markets that have experienced declining housing values, over 90%), FICO credit scores below 620, limited underwriting, including limited borrower documentation, or total debt-to-income ratios of 38% or higher, as well as loans having combinations of higher risk factors. As of June 30, 2009, approximately 60% of our primary risk in force consisted of loans with loan-to-value ratios equal to or greater than 95%, 8.9% had FICO credit scores below 620, and 13.0% had limited underwriting, including limited borrower documentation. A material portion of these loans were written in 2005 — 2007 and through the first quarter of 2008. (In accordance with industry practice, loans approved by GSEs and other automated underwriting systems under “doc waiver” programs that do not require verification of borrower income are classified by us as “full documentation.” For additional information about such loans, see footnote (3) to the delinquency table under “Results of Consolidated Operations-Losses-Losses Incurred” 1 under Part I, Item 2 of this Quarterly Report on Form 10-Q.)
     Beginning in the fourth quarter of 2007 we made a series of changes to our underwriting guidelines in an effort to improve the risk profile of our new business. Requirements imposed by new guidelines, however, only affect business written under commitments to insure loans that are issued after those guidelines become effective. Business for which commitments are issued after new guidelines are announced and before they become effective is insured by us in accordance with the guidelines in effect at time of the commitment even if that business would not meet the new guidelines. For commitments we issue for loans that close and are insured by us, a period longer than a calendar quarter can elapse between the time we issue a commitment to insure a loan and the time we receive the payment of the first premium and report the loan in our risk in force, although this period is generally shorter.

     As of June 30, 2009, approximately 3.5% of our primary risk in force written through the flow channel, and 43.6% of our primary risk in force written through the bulk channel, consisted of adjustable rate mortgages in which the initial interest rate may be adjusted during the five years after the mortgage closing (“ARMs”). We classify as fixed rate loans adjustable rate mortgages in which the initial interest rate is fixed during the five years after the mortgage closing. We believe that when the reset interest rate significantly exceeds the interest rate at loan origination, claims on ARMs would be substantially higher than for fixed rate loans. Moreover, even if interest rates remain unchanged, claims on ARMs with a “teaser rate” (an initial interest rate that does not fully reflect the index which determines subsequent rates) may also be substantially higher because of the increase in the mortgage payment that will occur when the fully indexed rate becomes effective. In addition, we have insured “interest-only” loans, which may also be ARMs, and loans with negative amortization features, such as pay option ARMs. We believe claim rates on these loans will be substantially higher than on loans without scheduled payment increases that are made to borrowers of comparable credit quality.
     Although we attempt to incorporate these higher expected claim rates into our underwriting and pricing models, there can be no assurance that the premiums earned and the associated investment income will prove adequate to compensate for actual losses even under our current underwriting guidelines. We do, however, believe that given the various changes in our underwriting guidelines that were effective in 2008, our 2008 and 2009 books (a “book” consists of loans we committed to insure in a year that closed and become insured by us) will generate underwriting profit.
Because we establish loss reserves only upon a loan default rather than based on estimates of our ultimate losses, our earnings may be adversely affected by losses disproportionately in certain periods.
     In accordance with GAAP for the mortgage insurance industry, we establish loss reserves only for loans in default. Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. Reserves are also established for estimated losses incurred on notices of default that have not yet been reported to us by the servicers (this is what is referred to as “IBNR” in the mortgage insurance industry). We establish reserves using estimated claims rates and claims amounts in estimating the ultimate loss. Because our reserving method does not take account of the impact of future losses that could occur from loans that are not delinquent, our obligation for ultimate losses that we expect to occur under our policies in force at any period end is not reflected in our financial statements, except in the case where a premium deficiency exists. As a result, future losses may have a material impact on future results as losses emerge.
Because loss reserve estimates are subject to uncertainties and are based on assumptions that are currently very volatile, paid claims may be substantially different than our loss reserves.
     We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss on delinquent loans. The estimated claim rates and claim amounts represent what we believe best reflect the estimate of what will actually be paid on the loans in default as of the reserve date and incorporates mitigation from rescissions.

     The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. Current conditions in the housing and mortgage industries make the assumptions that we use to establish loss reserves more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions leading to a reduction in borrowers’ income and thus their ability to make mortgage payments, a drop in housing values that could materially reduce our ability to mitigate potential loss through property acquisition and resale or expose us to greater loss on resale of properties obtained through the claim settlement process and mitigation from rescissions being materially less than assumed. Changes to our estimates could result in material impact to our results of operations, even in a stable economic environment, and there can be no assurance that actual claims paid by us will not be substantially different than our loss reserves.
The premiums we charge may not be adequate to compensate us for our liabilities for losses and as a result any inadequacy could materially affect our financial condition and results of operations.
     We set premiums at the time a policy is issued based on our expectations regarding likely performance over the long-term. Our premiums are subject to approval by state regulatory agencies, which can delay or limit our ability to increase our premiums. Generally, we cannot cancel the mortgage insurance coverage or adjust renewal premiums during the life of a mortgage insurance policy. As a result, higher than anticipated claims generally cannot be offset by premium increases on policies in force or mitigated by our non-renewal or cancellation of insurance coverage. The premiums we charge, and the associated investment income, may not be adequate to compensate us for the risks and costs associated with the insurance coverage provided to customers. An increase in the number or size of claims, compared to what we anticipate, could adversely affect our results of operations or financial condition.
     In January 2008, we announced that we had decided to stop writing the portion of our bulk business that insures loans which are included in Wall Street securitizations because the performance of loans included in such securitizations deteriorated materially in the fourth quarter of 2007 and this deterioration was materially worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. As of December 31, 2007 we established a premium deficiency reserve of approximately $1.2 billion. As of June 30, 2009, the premium deficiency reserve was $227 million. At each date, the premium deficiency reserve is the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves on these bulk transactions.
     The mortgage insurance industry is experiencing material losses, especially on the 2006 and 2007 books. The ultimate amount of these losses will depend in part on general economic conditions, including unemployment, and the direction of home prices, which in turn will be influenced by general economic conditions and other factors. Because we cannot predict future home prices or general economic conditions with confidence, there is significant uncertainty surrounding what our ultimate losses will be on our 2006 and 2007 books. Our current expectation, however, is that these books will continue to generate material incurred and paid losses for a number of years. There can be no assurance that additional premium deficiency reserves on Wall Street Bulk or on other portions of our insurance portfolio will not be required.
We may not be able to repay the amounts that we owe under our Senior Notes due in September 2011.
     As of July 31, 2009, we had a total of approximately $100 million in short-term investments available at our holding company. These investments are virtually all of our holding company’s liquid assets. As of July 31, 2009, our holding company had approximately $99.1 million of Senior Notes due in September 2011 (during 2009 through July 31, our holding company purchased $100.9 million principal amount of these Notes) and $300 million of Senior Notes due in November 2015 outstanding. On an annual basis as of July 31, 2009, our holding company’s current use of funds for interest payments on its Senior Notes approximates $22 million. Covenants in the Senior Notes include the requirement that there be no liens on the stock of the designated subsidiaries unless the Senior Notes are equally and ratably secured; that there be no disposition of the stock of designated subsidiaries unless all of the stock is disposed of for consideration equal to the fair market value of the stock; and that we and the designated subsidiaries preserve their corporate existence, rights and franchises unless we or such subsidiary determines that such preservation is no longer necessary in the conduct of its business and that the loss thereof is not disadvantageous to the Senior Notes. A designated subsidiary is any of our consolidated subsidiaries which has shareholders’ equity of at least 15% of our consolidated shareholders’ equity.
     See Note 3, “Convertible debentures and related derivatives,” to our consolidated financial statements in Item 1 of this Quarterly Report on Form 10-Q for more information regarding our holding company’s assets and liabilities as of that date, including information about its junior convertible debentures and its election to defer payment of interest on them that was scheduled to be paid April 1, 2009.
MGIC may not continue to meet the GSEs’ mortgage insurer eligibility requirements.
     The majority of our insurance written is for loans sold to Fannie Mae and Freddie Mac, each of which has mortgage insurer eligibility requirements. As result of MGIC’s financial strength rating being below Aa3/AA-, it is operating with each GSE as an eligible insurer under a remediation plan. We believe that the GSEs view remediation plans as a continuing process of interaction between a mortgage insurer and the GSE that continues until the mortgage insurer under the remediation plan once again has a rating of at least Aa3/AA-. There can be no assurance that MGIC will be able to continue to operate as an eligible mortgage insurer under a remediation plan. If MGIC ceases being eligible to insure loans purchased by one or both of the GSEs, it would significantly reduce the volume of our new business writings.
Loan modification and other similar programs may not provide material benefits to us.
     Beginning in the fourth quarter of 2008, the federal government, including through the FDIC and the GSEs, and several lenders have adopted programs to modify loans to make them more affordable to borrowers with the goal of reducing the number of foreclosures. All of these programs are in their early stages. For the quarter ending June 30, 2009, we modified loans with risk in force of $218 million.
     Even if a loan is modified, the effect on us of loan modifications depends on how many modified loans subsequently re-default, which in turn can be affected by changes in housing values. Re-defaults can result in losses for us that could be greater than we would have paid had the loan not been modified. At this point, we cannot predict with a high degree of confidence what the ultimate re-default rate will be, and therefore we cannot ascertain with confidence whether these programs will provide material benefits to us. In addition, because we do not have information in our database for all of the parameters used to determine which loans are eligible for modification programs, our estimates of the number of loans qualifying for modification programs are inherently uncertain. If legislation is enacted to permit a mortgage balance to be reduced in bankruptcy, we would still be responsible to pay the original balance if the borrower re-defaulted on that mortgage after its balance had been reduced. Various government entities and private parties have enacted foreclosure moratoriums. A moratorium does not affect the accrual of interest and other expenses on a loan. Unless a loan is modified during a moratorium to cure the default, at the expiration of the moratorium additional interest and expenses would be due which could result in our losses on loans subject to the moratorium being higher than if there had been no moratorium.
We may not continue to realize benefits from rescissions at the levels we have recently experienced.
     Historically, claims submitted to us on policies we rescinded were not a material portion of our claims paid during a year. However, beginning in 2008 and continuing through the end of the second quarter of 2009 rescissions have materially mitigated our paid losses. While we have a substantial pipeline of claims investigations that we expect will eventually result in rescissions during the remainder of 2009, we can give no assurance that rescissions will continue to mitigate paid losses at the same level we have recently experienced. In addition, if the insured disputes our right to rescind coverage, whether the requirements to rescind are met ultimately would be determined by arbitration or judicial proceedings. Objections to rescission may be made several years after we have rescinded an insurance policy. We are not involved in arbitration or judicial proceedings regarding a material amount of our rescissions. However, we have had discussions with lenders regarding their objections to rescissions that in the aggregate are material.
     In addition, our loss reserving methodology includes estimates of the number of loans in our delinquency inventory that will be successfully rescinded. A variance between ultimate actual rescission rates and these estimates could materially affect our losses. See “Because loss reserve estimates are subject to uncertainties and are based on assumptions that are currently very volatile, paid claims may be substantially different than our loss reserves.”
If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and result in declines in our revenue.
     In each year, most of our premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force, which is also generally referred to as persistency, is a significant determinant of our revenues. The factors affecting the length of time our insurance remains in force include:
•	the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and

•	mortgage insurance cancellation policies of mortgage investors along with the current value of the homes underlying the mortgages in the insurance in force.
     During the 1990s, our year-end persistency ranged from a high of 87.4% at December 31, 1990 to a low of 68.1% at December 31, 1998. At June 30, 2009 persistency was at 85.1%, compared to the record low of 44.9% at September 30, 2003.
The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance.
     These alternatives to private mortgage insurance include:
•	lenders using government mortgage insurance programs, including those of the Federal Housing Administration and the Veterans Administration,

•	lenders and other investors holding mortgages in portfolio and self-insuring,

•	investors using credit enhancements other than private mortgage insurance, using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage, or accepting credit risk without credit enhancement, and

•	lenders originating mortgages using piggyback structures to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10%, 15% or 20% loan-to-value ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% loan-to-value ratio that has private mortgage insurance.
     We believe the Federal Housing Administration (the “FHA”), which until 2008 was not viewed by us as a significant competitor, substantially increased its market share beginning in 2008. We believe that the FHA’s market share increased, in part, because mortgage insurers have tightened their underwriting guidelines (which has led to increased utilization of the FHA’s programs) and because of increases in the amount of loan level delivery fees that the GSEs assess on loans (which result in higher costs to borrowers). Recent federal legislation and programs have also provided the FHA with greater flexibility in establishing new products and have increased the FHA’s competitive position against private mortgage insurers.
Competition or changes in our relationships with our customers could reduce our revenues or increase our losses.
     In recent years, the level of competition within the private mortgage insurance industry has been intense as many large mortgage lenders reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders. Our private mortgage insurance competitors include:

•	PMI Mortgage Insurance Company,

•	Genworth Mortgage Insurance Corporation,

•	United Guaranty Residential Insurance Company,

•	Radian Guaranty Inc.,

•	Republic Mortgage Insurance Company, whose parent, based on information filed with the SEC through August 6, 2009, is our largest shareholder, and

•	CMG Mortgage Insurance Company.
     Our relationships with our customers could be adversely affected by a variety of factors, including continued tightening of and adherence to our underwriting guidelines, which have resulted in our declining to insure some of the loans originated by our customers, and our decision to discontinue ceding new business under excess of loss captive reinsurance programs. We believe the FHA, which in recent years was not viewed by us as a significant competitor, substantially increased its market share beginning in 2008.
     While the mortgage insurance industry has not had new entrants in many years, the perceived increase in credit quality of loans that are being insured today combined with the deterioration of the financial strength ratings of the existing mortgage insurance companies could encourage new entrants. One new mortgage insurance company has announced that it has received capital commitments, has been licensed in the state of Pennsylvania and is in the process of being licensed in other states and we understand that another potential new entrant has advertised for employees.
Your ownership in our company may be diluted by additional capital that we could raise or if the holders of our convertible debentures convert their debentures into shares of our common stock.
     We have filed, and the SEC has declared effective, a shelf registration statement that would allow us to sell up to $850 million of common stock, preferred stock, debt and other types of securities. While we have no current plans to sell any securities under this registration statement, any capital that we do raise through the sale of common stock or equity or equity-linked securities senior to our common stock or convertible into our common stock will dilute your ownership percentage in our company and may decrease the market price of our common shares. Furthermore, the securities may have rights, preferences and privileges that are senior or otherwise superior to those of our common shares.
     We have approximately $390 million principal amount of 9% Convertible Junior Subordinated Debentures outstanding. The principal amount of the debentures is currently convertible, at the holder’s option, at an initial conversion rate, which is subject to adjustment, of 74.0741 common shares per $1,000 principal amount of debentures. This represents an initial conversion price of approximately $13.50 per share. We have elected to defer the payment of approximately $17.6 million of interest on these debentures that would have been due April 1, 2009 and may defer additional interest in the future. If a holder elects to convert its debentures, the interest that has been deferred on the debentures being converted is also converted into shares of our common stock. The conversion rate for such deferred interest is based on the average price that our shares traded at during a 5-day period immediately prior to the election to convert the associated debentures.

Our common stock could be delisted from the NYSE.
     The listing of our common stock on the New York Stock Exchange, or NYSE, is subject to compliance with NYSE’s continued listing standards, including that the average closing price of our common stock during any 30 trading day period equal or exceed $1.00 and that our average market capitalization for any such period equal or exceed $15 million. The NYSE can also, in its discretion, discontinue listing a company’s common stock if the company discontinues a substantial portion of its operations. If we do not satisfy any of NYSE’s continued listing standards or if we cease writing new insurance, our common stock could be delisted from the NYSE unless we cure the deficiency during the time provided by the NYSE. If the NYSE were to delist our common stock, it likely would result in a significant decline in the trading price, trading volume and liquidity of our common stock. We also expect that the suspension and delisting of our common stock would lead to decreases in analyst coverage and market-making activity relating to our common stock, as well as reduced information about trading prices and volume. As a result, it could become significantly more difficult for our shareholders to sell their shares of our common stock at prices comparable to those in effect prior to delisting or at all.
If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline, which would reduce our revenues.
     The factors that affect the volume of low-down-payment mortgage originations include:
•	restrictions on mortgage credit due to more stringent underwriting standards and liquidity issues affecting lenders,

•	the level of home mortgage interest rates,

•	the health of the domestic economy as well as conditions in regional and local economies,

•	housing affordability,

•	population trends, including the rate of household formation,

•	the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have loan-to-value ratios that require private mortgage insurance, and

•	government housing policy encouraging loans to first-time homebuyers.
We are subject to the risk of private litigation and regulatory proceedings.
     Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. Seven mortgage insurers, including MGIC, have been involved in litigation alleging violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC’s settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs’ claims in litigation against it under FCRA in late December 2004 following denial of class certification in June 2004. Since December 2006, class action litigation was separately brought against a number of large lenders alleging that their captive mortgage reinsurance arrangements violated

RESPA. While we are not a defendant in any of these cases, there can be no assurance that we will not be subject to future litigation under RESPA or FCRA or that the outcome of any such litigation would not have a material adverse effect on us.
     We are subject to comprehensive, detailed regulation by state insurance departments. These regulations are principally designed for the protection of our insured policyholders, rather than for the benefit of investors. Although their scope varies, state insurance laws generally grant broad supervisory powers to agencies or officials to examine insurance companies and enforce rules or exercise discretion affecting almost every significant aspect of the insurance business. Given the recent significant losses incurred by many insurers in the mortgage and financial guaranty industries, our insurance subsidiaries have been subject to heightened scrutiny by insurance regulators. State insurance regulatory authorities could take actions, including changes in capital requirements, that could have a material adverse effect on us.
     In June 2005, in response to a letter from the New York Insurance Department, we provided information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation. In February 2006, the New York Insurance Department requested MGIC to review its premium rates in New York and to file adjusted rates based on recent years’ experience or to explain why such experience would not alter rates. In March 2006, MGIC advised the New York Insurance Department that it believes its premium rates are reasonable and that, given the nature of mortgage insurance risk, premium rates should not be determined only by the experience of recent years. In February 2006, in response to an administrative subpoena from the Minnesota Department of Commerce, which regulates insurance, we provided the Department with information about captive mortgage reinsurance and certain other matters. We subsequently provided additional information to the Minnesota Department of Commerce, and beginning in March 2008 that Department has sought additional information as well as answers to questions regarding captive mortgage reinsurance on several occasions. In June 2008, we received a subpoena from the Department of Housing and Urban Development, commonly referred to as HUD, seeking information about captive mortgage reinsurance similar to that requested by the Minnesota Department of Commerce, but not limited in scope to the state of Minnesota. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.
     The anti-referral fee provisions of RESPA provide that the Department of Housing and Urban Development as well as the insurance commissioner or attorney general of any state may bring an action to enjoin violations of these provisions of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While we believe our captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.
     In October 2007, the Division of Enforcement of the Securities and Exchange Commission requested that we voluntarily furnish documents and information primarily relating to C-BASS, the now-terminated merger with Radian and the subprime mortgage assets “in the Company’s various lines of business.” We have provided responsive documents and/or other information to the Securities and Exchange Commission and understand this matter is ongoing.
     Five previously-filed class purported class action complaints filed against us and several of our executive officers were consolidated in March 2009 in the United States District Court for the Eastern District of Wisconsin and Fulton County Employees’ Retirement System was appointed as the lead plaintiff. The lead plaintiff filed a Consolidated Class Action Complaint on June 22, 2009. Due in part to its length and structure, it is difficult to summarize briefly the allegations in the Consolidated Class Action Complaint but it appears the allegations are that we and our officers named in the Complaint violated the federal securities laws by misrepresenting or failing to disclose material information about (i) loss development in our insurance in force, and (ii) C-BASS, including its liquidity. The Complaint also names two officers of C-BASS with respect to the Complaint’s allegations regarding C-BASS. The purported class period covered by this lawsuit begins on October 12, 2006 and ends on February 12, 2008. The complaint seeks damages based on purchases of our stock during this time period at prices that were allegedly inflated as a result of the purported misstatements and omissions. With limited exceptions, our bylaws provide that our officers are entitled to indemnification from us for claims against them of the type alleged in the complaint. We will be filing a motion to dismiss this consolidated complaint in August 2009. However, we are unable to predict the outcome of these consolidated cases or estimate our associated expenses or possible losses. Other lawsuits alleging violations of the securities laws could be brought against us.
     Two law firms have issued press releases to the effect that they are investigating whether the fiduciaries of our 401(k) plan breached their fiduciary duties regarding the plan’s investment in or holding of our common stock. With limited exceptions, our bylaws provide that the plan fiduciaries are entitled to indemnification from us for claims against them. We intend to defend vigorously any proceedings that may result from these investigations.
The Internal Revenue Service has proposed significant adjustments to our taxable income for 2000 through 2004.
     The Internal Revenue Service conducted an examination of our federal income tax returns for taxable years 2000 though 2004. On June 1, 2007, as a result of this examination, we received a revenue agent report. The adjustments reported on the revenue agent report would substantially increase taxable income for those tax years and resulted in the issuance of an assessment for unpaid taxes totaling $189.5 million in taxes and accuracy related penalties, plus applicable interest. We have agreed with the Internal Revenue Service on certain issues and paid $10.5 million in additional taxes and interest. The remaining open issue relates to our treatment of the flow through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits, or REMICs. This portfolio has been managed and maintained during years prior to, during and subsequent to the examination period. The Internal Revenue Service has indicated that it does not believe, for various reasons, that we have established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. We disagree with this conclusion and believe that the flow through income and loss from these investments was properly reported on our federal income tax returns in accordance with applicable tax laws and regulations in effect during the periods involved and have appealed these adjustments. The appeals process may take some time and a final resolution may not be reached until a date many months or years into the future. In July 2007, we made a payment on account of

$65.2 million with the United States Department of the Treasury to eliminate the further accrual of interest. We believe, after discussions with outside counsel about the issues raised in the revenue agent report and the procedures for resolution of the disputed adjustments, that an adequate provision for income taxes has been made for potential liabilities that may result from these notices. If the outcome of this matter results in payments that differ materially from our expectations, it could have a material impact on our effective tax rate, results of operations and cash flows.
We could be adversely affected if personal information on consumers that we maintain is improperly disclosed.
     As part of our business, we maintain large amounts of personal information on consumers. While we believe we have appropriate information security policies and systems to prevent unauthorized disclosure, there can be no assurance that unauthorized disclosure, either through the actions of third parties or employees, will not occur. Unauthorized disclosure could adversely affect our reputation and expose us to material claims for damages.
The implementation of the Basel II capital accord, or other changes to our customers’ capital requirements, may discourage the use of mortgage insurance.
     In 1988, the Basel Committee on Banking Supervision developed the Basel Capital Accord (Basel I), which set out international benchmarks for assessing banks’ capital adequacy requirements. In June 2005, the Basel Committee issued an update to Basel I (as revised in November 2005, Basel II). Basel II was implemented by many banks in the United States and many other countries in 2008 and may be implemented by the remaining banks in the United States and many other countries in 2009. Basel II affects the capital treatment provided to mortgage insurance by domestic and international banks in both their origination and securitization activities.
     The Basel II provisions related to residential mortgages and mortgage insurance, or other changes to our customers’ capital requirements, may provide incentives to certain of our bank customers not to insure mortgages having a lower risk of claim and to insure mortgages having a higher risk of claim. The Basel II provisions may also alter the competitive positions and financial performance of mortgage insurers in other ways.
We may not be able to recover the capital we invested in our Australian operations for many years and may not recover all of such capital.
     We have committed significant resources to begin international operations, primarily in Australia, where we started to write business in June 2007. In view of our need to dedicate capital to our domestic mortgage insurance operations, we have reduced our Australian headcount and are no longer writing new business in Australia. In addition to the general economic and insurance business-related factors discussed above, we are subject to a number of other risks from having deployed capital in Australia, including foreign currency exchange rate fluctuations and interest-rate volatility particular to Australia.

We are susceptible to disruptions in the servicing of mortgage loans that we insure.
     We depend on reliable, consistent third-party servicing of the loans that we insure. A recent trend in the mortgage lending and mortgage loan servicing industry has been towards consolidation of loan servicers. This reduction in the number of servicers could lead to disruptions in the servicing of mortgage loans covered by our insurance policies. In addition, current housing market trends have led to significant increases in the number of delinquent mortgage loans requiring servicing. These increases have strained the resources of servicers, reducing their ability to undertake mitigation efforts that could help limit our losses. Future housing market conditions could lead to additional such increases. Managing a substantially higher volume of non-performing loans could lead to disruptions in the servicing of mortgage loans covered by our insurance policies. Disruptions in servicing, in turn, could contribute to a rise in delinquencies among those loans and could have a material adverse effect on our business, financial condition and operating results.